NEWS RELEASE

FOR IMMEDIATE RELEASE

NATIONAL OILWELL VARCO TO ACQUIRE CE FRANKLIN FOR CAD$12.75 PER COMMON SHARE

May 30, 2012 – CE Franklin Ltd. (NASDAQ: CFK; TSX: CFT) ("CE Franklin") announced today that it has entered into an arrangement agreement (the "Arrangement Agreement") with a wholly owned National Oilwell Varco, Inc. ("NOV") subsidiary, NOV Distribution Services ULC ("NDS"), pursuant to which, NDS has agreed to acquire all of the issued and outstanding common shares (the "Common Shares") of CE Franklin for consideration of CAD$12.75 in cash per Common Share.  The transaction will be implemented by way of a statutory plan of arrangement (the "Arrangement").

The total consideration payable under the Arrangement is approximately CAD$240 million.  The consideration per Common Share represents a 36% premium to the closing price of the Common Shares on the TSX on May 30, 2012 and a 36% premium to the volume weighted average price of the Common Shares on the TSX over the 20-day period prior to April 17, 2012, when the Company announced that it was conducting a review of strategic alternatives.

The board of directors of CE Franklin (the "CE Franklin Board"), after receiving the recommendation of the special committee of the CE Franklin Board has, other than abstaining directors, unanimously approved the Arrangement and the entering into of the Arrangement Agreement.  CIBC World Markets Inc., CE Franklin's financial advisor, has provided the CE Franklin Board with its opinion to the effect that, subject to certain assumptions, limitations and qualifications set forth therein, the consideration to be received by the holders of Common Shares pursuant to the Arrangement is fair, from a financial point of view, to such holders.  CE Franklin's largest shareholder, Schlumberger, and all of the members of the CE Franklin Board and CE Franklin's executive officers, who collectively own approximately 57% of the outstanding Common Shares, have agreed to vote their Common Shares in favour of the Arrangement in accordance with the terms of the support agreements entered into in respect of the Arrangement.  The support agreements will terminate in the event the Arrangement Agreement is terminated in accordance with its terms.

Mr. Pete Miller, NOV's Chairman, President and CEO, said, "The addition of CE Franklin to NOV's Canadian distribution operations will broaden our product offering and customer base, while strengthening our combined abilities to serve all of our customers.  We look forward to welcoming the CE Franklin team of professionals to National Oilwell Varco.  We expect CE Franklin's high level of service and support to enhance our opportunities to provide a wide range of products to the growing Canadian marketplace, for the benefit of both our customers and employees. "

Mr. Michael West, President and Chief Executive Officer of CE Franklin, commented, "This transaction brings our shareholders significant value and the opportunity for our organization to integrate with a global leader to provide a strong platform for enhanced client service and expanded opportunities for our employees."

Completion of the Arrangement is subject to a number of conditions including, but not limited to, the approval of at least 66⅔% of the votes cast in person or by proxy at a special meeting of CE Franklin's shareholders, as well as customary court and regulatory approvals.  The special meeting of CE Franklin shareholders is expected to be held in mid-July.  An information circular in connection with the Arrangement will be mailed to CE Franklin shareholders in June.  The CE Franklin Board unanimously, other than abstaining directors, recommends that shareholders vote in favour of the Arrangement.  Subject to satisfaction or waiver of conditions precedent to closing, including receipt of required regulatory approvals, closing is expected to occur shortly following the special meeting.

800, 635 - 8th Avenue S.W., Calgary, Alberta T2P 3M3	www.cefranklin.com
(403) 531-5600 Fax: (403) 234-7698

Under the Arrangement Agreement, CE Franklin has agreed that it will not solicit, initiate or participate in any discussions concerning any other acquisition proposals subject to the ability of the CE Franklin Board to respond to superior proposals.  CE Franklin has also agreed to pay a termination fee of CAD$7.5 million in certain circumstances, including if the Arrangement Agreement is terminated by CE Franklin in order to accept a superior proposal.  In addition, NDS has the right to match any competing superior proposal for CE Franklin in the event such proposal is made.

Concurrent with the entering into of the Arrangement Agreement, the shareholder rights plan adopted by CE Franklin on April 18, 2012 has been terminated.

In connection with this transaction, CIBC World Markets Inc. acted as the exclusive financial advisor to CE Franklin.  In addition, Norton Rose Canada LLP acted as legal advisor to CE Franklin, Burnet Duckworth & Palmer LLP acted as legal advisor to the special committee of the CE Franklin Board, Fraser Milner Casgrain LLP acted as legal advisor to NOV and Davies Ward Phillips & Vineberg LLP acted as legal adviser to Schlumberger.

About CE Franklin

For more than 75 years, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries. These products are distributed through its 39 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

About NOV

National Oilwell Varco is a worldwide leader in the design, manufacture and sale of equipment and components used in oil and gas drilling and production operations, the provision of oilfield services, and supply chain integration services to the upstream oil and gas industry.

Forward-looking Statements: The information in this news release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934; within the meaning of Canadian securities law and other applicable securities legislation. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

Clay Williams

800-345-2858

713-346-7606

403-531-5604

clay.williams@nov.com

investor@cefranklin.com

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800, 635 - 8th Avenue S.W., Calgary, Alberta T2P 3M3	www.cefranklin.com
(403) 531-5600 Fax: (403) 234-7698